UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                      DBS INDUSTRIES, INC.
                        (Name of Issuer)

                 Common Stock, $0.0004 par value
                 (Title of Class of Securities)

                            233041300
                         (CUSIP Number)

                         August 28, 1998
                  (Date of Event which Requires
                    Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233041300         SCHEDULE 13G            Page 2 of 7



 1    Name Of Reporting Person                          RICHARD W. KOE

      IRS Identification No. Of Above Person            ###-##-####

 2    Check The Appropriate Box If A Member Of A Group              (a) []
      N/A
                                                                    (b) []
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     United
                                                               States

                    5    Sole Voting Power                     2,500,000
   NUMBER OF
     SHARES         6    Shared Voting Power                        -0-
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                2,500,000
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                   -0-


  9    Aggregate Amount Beneficially Owned By Each Reporting   2,500,000
       Person

 10    Check Box If The Aggregate Amount In Row (9) Excludes           []
       Certain Shares*

 11    Percent Of Class Represented By Amount In Row 9         25.2%

 12    Type Of Reporting Person*                               IN

CUSIP No. 233041300         SCHEDULE 13G            Page 3 of 7


 1    Name of Reporting Person            ASTORIA CAPITAL MANAGEMENT, INC.

      IRS Identification No. of Above                           94-3143169
      Person

 2    Check the Appropriate Box if a Member of a Group              (a) []
      N/A
                                                                    (b) []
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California


                    5    Sole Voting Power                     2,500,000
   NUMBER OF
    SHARES          6    Shared Voting Power                        -0-
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                2,500,000
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                   -0-


  9    Aggregate Amount Beneficially Owned by Each Reporting   2,500,000
       Person

 10    Check Box if the Aggregate Amount in Row (9) Excludes           []
       Certain Shares*

 11    Percent of Class Represented by Amount in Row 9         25.2%

 12    Type of Reporting Person*                               CO,IA

CUSIP No. 233041300         SCHEDULE 13G            Page 4 of 7



Item 1(a).    Name of Issuer.

          DBS Industries, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

          100 Shoreline Highway, Suite 190A, Mill Valley,
          California 94941.

Item 2(a).    Names of Persons Filing.

          Richard W. Koe and Astoria Capital Management, Inc.

Item 2(b).    Address of Principal Business Office or, if none,
          Residence.

          The business address of Astoria Capital Management,
Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370,
Portland, OR 97223.

Item 2(c).    Citizenship.

          Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

Item 2(d).    Title of Class of Securities.

          Common Stock, $0.0004 par value ("Common Stock").

Item 2(e).    CUSIP Number.

          233041300

Item 3.   If this statement is filed pursuant to Sections
          240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)    [ ] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).

     (c)    [ ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
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CUSIP No. 233041300         SCHEDULE 13G            Page 5 of 7



     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [X] An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E) (with respect to Astoria Capital
Management, Inc. only);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with Section 240.13d-1b)(1)(ii)(G)(with respect to Richard W. Koe only)

     (h)    [ ] A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)    [ ] Group, in accordance with Section
240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Astoria Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13 G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Astoria Capital Partners, L.P. and MicroCap Partners, L.P. Each person for whom Astoria Capital Management, Inc., acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or

CUSIP No. 233041300         SCHEDULE 13G            Page 6 of 7



held pursuant to such arrangements. Richard W. Koe is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page two (2) of this Schedule 13G pursuant to his ownership interests in Astoria Capital Management, Inc. and Astoria Capital Partners, L.P.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Astoria Capital Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors
Act of 1940.  Richard W. Koe is Astoria Capital Management,
Inc.'s president and sole shareholder.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 233041300         SCHEDULE 13G            Page 7 of 7



                            Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 1998.

                           RICHARD W. KOE



                           /s/RICHARD W. KOE
			   ________________________________
                           Richard W. Koe


DATED:  December 9, 1998.

                           ASTORIA CAPITAL MANAGEMENT, INC.



                           /s/RICHARD W. KOE
			   _________________________________
                           By: Richard W. Koe
                           Its: President